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                                                              Exhibit 16.1


Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

June 28, 2002

Dear Sir/Madam:

        The representations made in this letter are based solely on discussions with and representations from the engagement partner and manager on the audits of the financial statements of this registrant. Those individuals are no longer with Arthur Andersen LLP. We have read the first four paragraphs of
Item 4 included in the Form 8-K dated June 28, 2002, of Inverness Medical Innovations, Inc., to be filed with the Securities and Exchange Commission and are in agreement with the statements contained therein.

Very truly yours,


/s/ Arthur Andersen LLP
-----------------------
Arthur Andersen LLP




cc: Mr. Ron Zwanziger, Chief Executive Officer
Inverness Medical Innovations, Inc.